Unisex Endorsement	In this endorsement “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America. “You” and “your” mean the owner of the policy.

This endorsement is made part of this policy as of the policy Register Date and applies in lieu of any policy provisions to the contrary. It modifies this policy as noted below.

1.	All references to “sex” and “Male or Female” in this policy and any additional benefit riders that are attached to it are eliminated.

2.	The second paragraph of “The Basis We Use for Computation” provision is deleted and replaced by the following:

We use the 2017 Commissioners Standard Ordinary 80% Male, 20% Female Composite Ultimate Age Nearest Birthday Mortality Tables as the basis for determining maximum cost of insurance rates, net single premiums and minimum Cash Surrender Values. We take account of the attained age and class of risk of the insured person. However, the maximum cost of insurance rates do not vary by class of risk of insured persons for risk classifications of Standard or better.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

Mark Pearson, Chairman of the Board	Dave S. Hattem, Senior Executive Vice President,
and Chief Executive Officer	Secretary and General Counsel ]

ICC20-S.20-UNISEX